UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2026

001-43033

(Commission File Number)

PULSENMORE LTD.

(Exact name of Registrant as specified in its charter)

8 Omarim St.

Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 7, 2026 and June 12, 2026, Pulsenmore Ltd. (the “Company”) furnished Reports on Form 6-K announcing the Company’s Annual General Meeting of Shareholders, which was scheduled to be held on July 9, 2026, at 10:00 a.m. (Israel time) at the offices of the Company located at 7 Begin Rd., Ramat Gan, Israel (the “Original Meeting”).

The Company has decided to cancel the Original Meeting in order to revise Proposal 5 relating to the approval of the Company’s Amended and Restated Compensation Policy. The revisions to Proposal 5 follow discussions the Company held with certain shareholders and reflect the feedback received from them.

The Company intends to furnish, promptly following the furnishing of this Report on Form 6-K, a new Report on Form 6-K announcing a new Annual General Meeting of Shareholders and furnishing revised proxy materials, including a revised Notice of the Annual General Meeting of Shareholders and Proxy Statement and Proxy Card. Among other changes, such revised proxy materials will include an Amended and Restated Compensation Policy reflecting the revisions made in response to the shareholder feedback described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pulsenmore Ltd.

Date: July 1, 2026	By:	/s/ Eran Hirsh
Eran Hirsh
Chief Financial Officer